March 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen California Municipal Value Fund
Registration Statement on Form N-14 8C
(File No. 333-248308)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for Post-Effective Amendment No. 2 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of March 4, 2021, or as soon thereafter as practicable.

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Sincerely,

NUVEEN CALIFORNIA MUNICIPAL VALUE FUND

By:	/s/ Mark L. Winget
Name:	Mark L. Winget
Title:	Vice President and Secretary